

OLD MUTUAL®
Funds II

# SUMMARY PROSPECTUS

July 27, 2010

## Old Mutual Dwight Short Term Fixed Income Fund

Class A (ticker symbol: OIRAX)
Class C (ticker symbol: OIRCX)
Class Z (ticker symbol: OBCPX)
Institutional Class (ticker symbol: OIDSX)

Before you invest in the Fund, you may want to review the Fund's statutory prospectus and statement of additional information, which contain more information about the Fund and its risks. You may find the Fund's statutory prospectus, statement of additional information, and other information about the Fund online at https://www.fundinsite.com/site/old-mutual-funds.aspx. You may also obtain this information at no cost by calling 888-772-2888 or by sending an email request to oldmutual@fundinsite.com. The Fund's statutory prospectus and statement of additional information, both dated July 27, 2010, are incorporated by reference into this summary prospectus.

# INVESTMENT OBJECTIVE

The Fund seeks to provide investors with a high level of current income consistent with maintaining a relatively high degree of stability of shareholders' capital.

## Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you or your family invest, or agree to invest in the future, at least $50,000 in Class A shares of this Fund or other retail mutual funds advised by Old Mutual Capital, Inc. More information about this and other sales charge discounts on Class A shares is available from your financial professional, in the section entitled "Investing in the Funds" in the Fund's statutory prospectus, and in the section entitled "Purchase and Redemption of Shares" in the Fund's statement of additional information.

## Fees and Expenses Table

|  | Class A | Class C | Class Z | Institutional Class |
|---|---|---|---|---|
| **Shareholder Fees** | | | | |
| (fees paid directly from your investment) | | | | |
| Maximum Sales Charge (Load) | | | | |
| (as a percentage of offering price) | 3.00% | None | None | None |
| Maximum Deferred Sales Charge (Load) | | | | |
| (as a percentage of original purchase price) | None | 1.00% | None | None |
| Short Term Redemption/Exchange Fee | | | | |
| (as a percentage of amount redeemed or exchanged) | 2.00% | 2.00% | 2.00% | 2.00% |
| Maximum Account Fee | | | | |
| (assessed annually on certain accounts under $1,000) | $12.00 | $12.00 | $12.00 | $12.00 |
| **Annual Fund Operating Expenses** | | | | |
| (expenses that you pay each year as a percentage of the value of your investment) | | | | |
| Management Fees | 0.45% | 0.45% | 0.45% | 0.45% |
| Distribution (12b-1) Fees | None | 0.50% | None | None |
| Other Expenses | | | | |
|     Service Fees | 0.25% | 0.25% | None | None |
|     Other Operating Expenses | 0.26% | 0.30% | 0.17% | 0.28% |
|     Acquired Fund Fees and Expenses | 0.02% | 0.02% | 0.02% | 0.02% |
|     Total Other Expenses | 0.53% | 0.57% | 0.19% | 0.30% |
| **Total Annual Operating Expenses**[1] | 0.98% | 1.52% | 0.64% | 0.75% |
|     Expense (Reduction)/Recoupment | (0.01%) | (0.05%) | 0.08% | (0.18%) |
| **Total Annual Operating Expenses After Expense (Reduction)/Recoupment**[2] | 0.97% | 1.47% | 0.72% | 0.57% |

(1)     Total Annual Operating Expenses do not correlate to the Ratios of Gross Expenses to Average Net Assets of the Fund stated in the Financial Highlights, which reflect the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses.

(2)     These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual agreement to waive through December 31, 2011 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual operating expenses do not exceed 0.95%, 1.45%, 0.70% and 0.55% for Class A, Class C, Class Z and Institutional Class shares, respectively. The expense limitation agreement may be amended or continued beyond December 31, 2011 by written agreement of the parties.

## Expense Example

This Example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

| | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| | **Your Cost** | | | |
| **Class A** | $396 | $602 | $825 | $1,465 |
| **Class C** | $250 | $476 | $824 | $1,809 |
| **Class Z** | $74 | $231 | $382 | $823 |
| **Institutional Class** | $58 | $221 | $399 | $913 |

You may pay the following if you did not redeem your shares:

| | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| **Class C** | $150 | $476 | $824 | $1,809 |

# PORTFOLIO TURNOVER

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 186.26% of the average value of its portfolio.

# PRINCIPAL INVESTMENT STRATEGIES

To pursue its investment objective, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in obligations of the U.S. Government and in investment grade debt securities rated AAA by Standard & Poor's ("S&P"), Aaa by Moody's Investor Service, Inc. ("Moody's") or deemed equivalent by Dwight Asset Management Company LLC ("Dwight"), the Fund's Sub-Adviser. The Fund may invest up to 20% of its net assets (plus any borrowings for investment purposes) in investment grade debt securities rated between AA and BBB by S&P or Aa and Baa by Moody's, or deemed equivalent by Dwight.

U.S. government obligations include Treasury bills, notes, and bonds and Government National Mortgage Association ("Ginnie Mae") pass-through securities, which are supported by the full faith and credit of the U.S. Treasury, as well as obligations and instrumentalities of the U.S. government which may not be supported by the full faith and credit of the U.S. Treasury. Other debt securities in which the Fund may invest include income producing securities such as U.S. corporate bonds, mortgage- and asset-backed securities, and bonds of dollar denominated foreign issuers.

The weighted average maturity of the Fund will vary depending on an evaluation of market conditions, patterns and trends by the Fund's Sub-Adviser, but will typically be less than 3 years. There are no limitations on the maturity of any individual issues in the Fund.

# PRINCIPAL RISKS

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

**Credit Risk.** The value of the debt securities held by the Fund fluctuates with the credit quality of the issuers of those securities. Credit risk relates to the ability of the issuer to make payments of principal and interest when due, including default risk. U.S. Government Securities are obligations of, or guaranteed by, the U.S. Government, its agencies or government-sponsored enterprises. U.S. Government Securities are subject to market and interest rate risk, and may be subject to varying degrees of credit risk. Some U.S. Government Securities are issued or guaranteed by the U.S. Treasury and are supported by the full faith and credit of the United States. Other types of U.S. Government Securities are supported by the full faith and credit of the United States (but not issued by the U.S. Treasury). These securities have the lowest credit risk. Still other types of U.S. Government Securities are: (1) supported by the ability of the issuer to borrow from the U.S. Treasury; (2) supported only by the credit of the issuing agency, instrumentality or government-sponsored corporation; or (3) supported by the United States in some other way. These securities may be subject to greater credit risk. U.S. Government Securities include zero coupon securities, which tend to be subject to greater market risk than interest-paying securities of similar maturities.

**Interest Rate Risk.** When interest rates change, the value of the Fund's holdings will be affected. An increase in interest rates tends to reduce the market value of debt securities, while a decline in interest rates tends to increase their values. Securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations.

**Prepayment Risk.** This risk relates primarily to mortgage-backed securities. During a period of declining interest rates, homeowners may refinance their high-rate mortgages and prepay the principal. Cash from these prepayments flows through to prepay the mortgage-backed securities, necessitating reinvestment in bonds with lower interest rates, which may lower the return of the Fund.

**Changes in Debt Ratings.** If a rating agency gives a debt security a lower rating, the value of the security may decline because investors may demand a higher rate of return.

# PERFORMANCE INFORMATION

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect the reinvestment of dividends and capital gains distributions. The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. On October 1, 2004, the Fund's shareholders approved a change in the Fund's investment goal and the Fund's investment strategy was changed accordingly. The Fund's performance prior to October 1, 2004 may not be indicative of how it will perform in the future.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares, which have the longest performance record. Performance for the Fund's other share classes will vary due to differences in fees and expenses.

**Year-by-Year Total Returns through December 31, 2009 – Class Z Shares**



| Year | Return |
| --- | --- |
| 2000 | 6.78% |
| 2001 | 6.05% |
| 2002 | 4.57% |
| 2003 | 3.54% |
| 2004 | 1.91% |
| 2005 | 2.11% |
| 2006 | 4.30% |
| 2007 | 5.62% |
| 2008 | 0.17% |
| 2009 | 6.81% |

The Fund's Class Z shares year-to-date return as of June 30, 2010 was 1.80%.

| | **Best Quarter:** | |
| --- | --- | --- |
| 9/30/09 | | 2.15% |
| | **Worst Quarter:** | |
| 12/31/08 | | (0.90%) |

The following table provides average annual total return information for the Fund's Class A, Class C, Class Z and Institutional Class shares. The Fund's performance is compared to the BofA Merrill Lynch 1-3 Year U.S. Treasuries Index, an unmanaged performance benchmark including all U.S. Treasury and agency securities with maturities greater than or equal to one year and less than three years. Sales loads are reflected in the performance table. *Index return is for the past 10 years.

## Annual Average Total Returns as of December 31, 2009

| | Inception Date | Past 1 Year | Past 5 Years | Past 10 Years or Life of Fund (whichever is less)* |
|---|---|---|---|---|
| **Class A** | 7/1/03 | | | |
| Before Taxes | | 3.27% | 2.56% | 2.44% |
| **Class C** | 7/1/03 | | | |
| Before Taxes | | 4.94% | 3.00% | 2.68% |
| **Class Z^** | 8/31/99 | | | |
| Before Taxes | | 6.81% | 3.77% | 4.16% |
| After Taxes on Distributions | | 5.73% | 2.53% | 2.63% |
| After Taxes on Distributions and Sale of Fund Shares | | 4.41% | 2.49% | 2.63% |
| **Institutional Class** | 12/20/06 | | | |
| Before Taxes | | 6.99% | N/A | 4.32% |
| **BofA Merrill Lynch 1-3 Year US Treasury Index** | | | | |
| (Reflects No Deduction for Fees, Expenses or Taxes) | | 0.78% | 4.04% | 4.48% |

^        Data includes performance of a predecessor fund whose inception date was August 31, 1999.

After-tax performance is shown for Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

# MANAGEMENT

Investment Manager:            Old Mutual Capital, Inc.
Investment Sub-Adviser:        Dwight

Portfolio Managers:

| Name | Title | Length of Service |
|---|---|---|
| W. Frank Koster | Chief Investment Officer and Head of Structured Product at Dwight | Since 2009 |
| Edwin A. Martin, CFA, FSA, MAAA | Senior Vice President and Head of Quantitative Analysis | Since 2007 |
| Paul Norris | Senior Vice President and Sector Portfolio Manager | Since 2009 |
| Derrick M. Wulf | Executive Vice President | Since 2010 |
| | Senior Vice President | Since 2004 |
| | Head of Interest Rate Positioning | Since 2009 |

# PURCHASE AND SALE OF FUND SHARES

Minimum Investments Applicable to Class A Shares, Class C Shares, and Class Z Shares*

| | Initial | Additional |
|---|---|---|
| Regular Accounts | $2,500 | no minimum |
| Uniform Gifts/Transfer To Minor Accounts | $500 | no minimum |
| Traditional IRAs | $2,000 | no minimum |
| Roth IRAs | $2,000 | no minimum |
| Coverdell Education Savings Accounts | $500 | no minimum |
| Systematic Investment Plans I ("SIP I")(1) | $500 | $25 |
| Systematic Investment Plans II ("SIP II")(2) | No minimum | $50 |

*        The Fund reserves the right to change the amount of these minimums from time to time or to waive them in whole or in part.

(1)      If a SIP I is established, the minimum initial investment for the Fund is $500 with a monthly systematic additional investment of $25 or more. A SIP I may be established on any type of account.

(2)      An investor may establish a SIP II with no minimum initial investment if the monthly systematic additional investment is at least $50. A SIP II may be established on any type of account.

Institutional Class shares may be purchased by certain eligible investors and require a minimum initial investment of $1 million in the Fund. Eligible investors may also purchase Institutional Class shares with a minimum initial investment of $100,000 in the Fund provided they sign a letter of intent, committing them to increase that investment to a minimum investment of $1 million in the Fund within twelve months.

The Fund's distributor may waive the minimum initial investment amount at its discretion. No minimum applies to subsequent purchases effected by dividend reinvestment. Minimum initial investment means the net amount you invest in a Fund after the deduction of any applicable initial sales charge.

You may purchase or sell your shares of the Fund on any day the Fund is open for business by contacting your broker-dealer or other financial institution at which you maintain an account, or by contacting the Fund's transfer agent at 888-772-2888. Your broker-dealer or financial institution may charge you a fee for this service.

# TAX INFORMATION

The Fund's distributions (other than a return of capital) generally are taxable to you as ordinary income, unless you are investing through a tax deferred arrangement such as a 401(k) plan or an IRA.

# PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's Web site for more information.